May 24, 2012

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E., Stop 4631

Washington, D.C.  20549

RE:                              Ameriprise Financial, Inc.

Form 10-K for the Year Ended December 31, 2011 Filed February 24, 2012

Definitive Proxy Statement on Schedule 14A Filed March 9, 2012

File No. 1-32525

Dear Mr. Decker:

We refer to the comment letter dated April 24, 2012 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for Fiscal Year Ended December 31, 2011 filed on February 24, 2012 (“2011 10-K”) and Definitive Proxy Statement on Schedule 14A filed on March 9, 2012 for Ameriprise Financial, Inc. (the “Company”).

We have set forth in boldface type the text of the staff’s comments set forth in the aforementioned comment letter, followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1A.  Risk Factors, page 23

Breaches of security or interference with our technology infrastructure could harm our business, page 35

1.              You disclose that your business is reliant upon technology systems and networks, including systems and networks managed by third parties, to process, transmit, and store information and to conduct many of your business activities and transactions. You also disclose that you have implemented security measures designed to protect against breaches of security and other interference with your systems and networks resulting from attacks by third parties, including hackers. Given your extensive use of information technology systems, please tell us whether you have experienced any attacks, viruses, intrusions, or similar problems in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Company Response:

We believe our experiences with attempts to interfere with our technology systems are consistent with those of other companies operating in our industry and utilizing similar technology systems or networks, and that the specific issues and incidents we have encountered do not reveal the existence of any particular vulnerability within our systems or networks or the security measures implemented in connection therewith. Our cybersecurity history and risk profile were reviewed, consistent with the Division of Corporation Finance’s Disclosure Guidance Topic No. 2, in connection with the preparation of our risk factor disclosure, and we determined via this assessment that none of the specific incidents we encountered, whether considered individually or in the aggregate, would be considered material to us.

In light of our review of our cybersecurity history and risk profile, we concluded that it is appropriate to omit references to any specific incidents in our risk factor disclosure. Aside from the absence of any material incident or incidents requiring disclosure, there is no identifiable trend in the frequency, nature or severity of such incidents or evidence that we have any particular vulnerability aside from the general trends or risks that could apply to any company utilizing technology systems and networks. In these circumstances, the identification of specific instances of attacks or intrusions, which are immaterial and not indicative of a company-specific risk, would not provide investors any meaningful context in evaluating our risk profile. Further, the disclosure of such incidents could overstate their potential impact on us and mislead investors as to their significance. We will, however, continue to monitor attacks on and attempted intrusions into our technology systems and networks, and the effectiveness of related security measures, and update our risk factor and related disclosures as may be appropriate.

Management’s Discussion and Analysis, page 42

General

2.              Your current results of operations discussion appears to place more prominence on Non-GAAP amounts rather than the corresponding GAAP amounts. It appears that in some cases you only discuss fluctuations in line items on a non-GAAP basis. Please revise your disclosures to ensure that you are discussing and placing more prominence on GAAP amounts. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

We refer you to our Management’s Discussion and Analysis in our March 31, 2012 Form 10-Q filed with the SEC on May 10, 2012 (“March 31, 2012 10-Q”) in which we discuss our consolidated results of operations on a GAAP only basis. Beginning with our March 31, 2012 10-Q, we are reporting segment results on an operating basis in our financial statements. Historically our Chief Operating Decision Makers have received segment results prepared on both a GAAP basis and an operating basis, and we have presented segment results in the segment footnote on a GAAP basis. Operating results have become more relevant in how management measures segment performance and determines compensation. Accordingly, operating earnings have become the measure of segment profit or loss management uses to evaluate segment performance. We refer you to Note 16. “Segment Information” in our March 31, 2012 10-Q. Future filings will follow this format.

Consolidated Results of Operations, page 52

3.              Your income statement reconciliations from reported GAAP amounts to operating non-GAAP amounts appear to constitute full non-GAAP income statements. Please revise your presentation to provide relevant information to investors without providing full non-GAAP income statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Your Form 8-K filed on February 1, 2012 also appears to include a similar presentation. Please make necessary revisions in your Forms 8-K as well. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

We will not present a full non-GAAP income statement in future filings or earnings releases. We refer you to our Management’s Discussion and Analysis in our March 31, 2012 10-Q in which we discuss consolidated results of operations on a GAAP only basis and segment results on an operating basis and provide reconciliation tables for individual non-GAAP components of our consolidated results where needed. Future filings will follow this format.

4.              In both your consolidated and segment results of operations, please provide a more comprehensive analysis of the factors that impacted each significant component of your revenues and expenses ensuring that you address specific underlying causes for the changes. Please quantify each factor you cite as impacting your operations. In addition, you should discuss any known or anticipated trends that have and/or may continue to impact your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addressing this comment, please specifically address the following:

•                  Consolidated management and financial advice fees revenues, which represents approximately 44% of your total revenues for the year ended December 31, 2011, increased by approximately 20% from the year ended December 31, 2010 to the year ended December 31, 2011. Given the significance of the increase as well as the significance of this revenue source, please provide a comprehensive explanation of the factors that led to this increase. Please quantify each of the factors that led to this increase as well as the underlying causes for the increase. For example, you should separately quantify the impact of the additional four months of the Columbia Management acquisition, higher wrap account fees, and higher variable annuity fees;

Company Response:

In future filings, we will reference the change in average assets under management (“AUM”) in our explanation of the variance in management and financial advice fees, as the majority of such fees are based on average AUM for a given period and not ending balances. The increase in management and financial advice fees related to the additional four months of the Columbia Management Acquisition and higher wrap account fees are each a function of higher average AUM. We will also quantify the impact of higher variable annuity fees. The following paragraph incorporates these revisions to the variance explanation for consolidated management and financial advice fees, which will be updated as appropriate and included in our Form 10-K to be filed for the year ended December 31, 2012 (“2012 10-K”):

“Management and financial advice fees increased $753 million, or 20%, compared to the prior year primarily due to an increase in asset-based fees driven by higher average assets under management. Average assets under management increased 23% compared to the prior year driven by the Columbia Management Acquisition, wrap account net inflows and market appreciation. The average S&P 500 Index increased 11% in 2011 compared to the prior year. In addition, management fees related to our variable annuities increased $76 million, or 14%, compared to the prior year driven by a 12% increase in average variable annuities contract accumulation values due to higher average equity markets, as well as net inflows.”

•                  In your discussion of net revenues of the advice and wealth management segment for the year ended December 31, 2011 compared to the year ended December 31, 2010, you attribute the 16% increase in management and financial advice fees to the growth in assets under management. Please further expand your discussion to explain how a 6% increase in assets under management of your wrap accounts led to such a significant increase. It also appears that financial advice fees revenue may not necessarily correlate to changes in AUM. Please discuss any significant changes in financial advice fees separately;

Company Response:

The vast majority of Advice & Wealth Management AUM consists of wrap accounts assets. In future filings, we will reference the change in average wrap account assets in our explanation of the variance in the segment’s management and financial advice fees as the majority of such fees are based on average wrap account assets and not ending balances. For 2011, while the ending balance for these assets only constituted a 6% increase over 2010, average wrap account assets represented a 15% increase compared to the prior year, in line with the overall increase in fees. In addition, financial planning fees, which do not correlate with AUM, increased $7 million compared to the prior year, which is insignificant to the total increase of $220 million.

The following paragraph incorporates these revisions to the variance explanation for Management and financial advice fees for the Advice & Wealth Management segment, which will be updated as appropriate and included in our 2012 10-K:

“Management and financial advice fees increased $220 million, or 16%, compared to the prior year driven by growth in average wrap account assets. Average wrap account assets increased 15% compared to the prior year due to net inflows and market appreciation. The average S&P 500 Index increased 11% compared to the prior year.”

If there is a significant change in financial planning fees period over period, we will also include that explanation in our variance analysis.

•                  In your discussion of the decrease in net investment income of the annuities segment for the year ended December 31, 2011 compared to the year ended December 31, 2010, you refer to lower invested assets as well as lower interest rates. The lower invested assets was driven by lower general account assets due to the implementation of changes to the Portfolio Navigator program and lower interest sensitive fixed annuity account balances. Please disclose the nature of this program as well as how it resulted in a decrease in general account assets. Please discuss whether you expect general account assets to remain at these lower levels in the future. Please also separately quantify the impact of lower asset levels from the impact of lower interest rates; and

Company Response:

The nature of the Portfolio Navigator program is described on page 13 of our 2011 10-K within Part I, Item 1 “Business — Our Segments — Annuities — Variable Annuities” and the shift in assets that occurred as a result of the changes to our Portfolio Navigator program is described on page 80 within the net investment income paragraph of the Annuities segment. We acknowledge that the impact of program changes on general account assets should have been included within the Annuities discussion on page 65, where we first discussed the impact of the program. The transfer of the assets related to this change was a one-time occurrence in the second quarter of 2010 and general account assets are expected to remain at this lower level in the future. In our 2012 10-K, we will revise the discussion of our net investment income for 2011 compared to 2010 and update as appropriate for our Annuities segment disclosure as follows:

“Net investment income, which excludes net realized gains or losses, decreased $30 million, or 2%, compared to the prior year due to a $39 million decrease in investment income on fixed maturity securities. The decrease in investment income on fixed maturity securities reflects a decrease of approximately $36 million from lower invested assets and a decrease of approximately $38 million from lower interest rates, partially offset by $37 million of additional bond discount accretion investment income related to prior periods resulting from revisions to the accounting classification of certain structured securities in the third quarter of 2011. The decrease in invested assets was driven by lower general account assets due to the implementation of changes to the Portfolio Navigator program in the second quarter of 2010 and lower interest sensitive fixed annuity account balances. With these changes to the Portfolio Navigator program, assets of clients participating in the program were reallocated, pursuant to their consent. This reallocation in part resulted in a shift of assets from interest bearing investments in the general account into separate accounts.”

•                  Management and financial advice fees for the asset management segment increased $455 million or 23% for the year ended December 31, 2011 compared to the year ended December 31, 2010. This appears to be due to the additional four months of business from the Columbia Management Acquisition, the impact of higher equity market levels on assets, offset by net outflows and lower hedge fund performance fees. Please quantify the impact attributed to each of these factors as well as discuss the underlying causes for these changes.

Company Response:

In future filings, we will reference the change in average AUM in our explanation of the variance in Management and financial advice fees, as the majority of such fees are based on average assets under management for a given period and not ending balances. The underlying causes of the changes in average AUM, including the Columbia Management Acquisition, net flows and market appreciation/(depreciation), are described after the AUM rollforward within the Asset Management segment discussion. We will also quantify the impact of hedge fund performance fees as appropriate. The following paragraph incorporates these revisions to the variance explanation for Management and financial advice fees for our Asset Management segment, which will be updated as appropriate and included in the 2012 10-K:

“Management and financial advice fees increased $455 million, or 23%, compared to the prior year primarily due to an increase in asset-based fees driven by higher average assets under management, partially offset by lower hedge fund performance fees. Average Asset Management AUM increased 24% compared to the prior year primarily due to the Columbia Management Acquisition, as well as the impact of higher average equity market levels on assets, partially offset by net outflows. The average S&P 500 Index increased 11% in 2011 compared to the prior year. Hedge fund performance fees decreased $54 million compared to the prior year.”

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

We will be mindful in future filings to quantify the factors impacting results to provide a more comprehensive analysis, as well as provide specific causes for the fluctuations. We will also address any known or anticipated trends that management has identified that could impact results.

5.              The amortization of deferred acquisition costs increased by $491 million or 387% from $127 million during the year ended December 31, 2010 to $618 million during the year ended December 31, 2011. The increase in amortization expense appears to be significant to income from continuing operations before income taxes, including the decrease of $249 million in income from continuing operations before tax from the year ended December 31, 2010 to the year ended December 31, 2011. In this regard, please provide a comprehensive discussion of changes in the amortization of deferred acquisition costs from period to period.

Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

Amortization of deferred acquisition costs (“DAC”) can fluctuate significantly from year to year based on a number of factors, including interest rates, equity market performance and anticipated mortality and morbidity levels and policy holder behavior over periods extending out 30 to 50 years.

The following are the primary drivers of the increase in DAC amortization for 2011:

•                  The impact of updating valuation assumptions and models was an expense of $61 million in 2011 and a benefit of $358 million in 2010. The expense in 2011 was primarily driven by spread compression. In 2010, there was a benefit to DAC of $204 million due to extending annuity amortization periods, a $76 million benefit due to an increase in spreads and a $70 million benefit from an increase in variable annuity living benefit reserves as a result of updating valuation assumptions.

•                  The market impact on DAC amortization was an expense of $15 million in 2011 compared to a benefit of $31 million in 2010 as a result of flat equity markets in 2011, compared to improving equity markets in 2010.

The amortization of DAC explanation in our 2012 10-K will be revised and updated as appropriate, as follows:

“Amortization of DAC increased $491 million to $618 million for the year ended December 31, 2011 compared to $127 million for the prior year, primarily due to the impact of updating valuation assumptions and models, as well as the market impact on amortization of DAC. Amortization of DAC in 2011 included an expense of $61 million from updating valuation assumptions and models compared to a benefit of $358 million in the prior year. The expense in 2011 was primarily driven by spread compression. In 2010, there was a benefit to DAC of $204 million due to extending annuity amortization periods, a $76 million benefit due to an increase in spreads and a $70 million benefit from an increase in variable annuity living benefit reserves as a result of updating valuation assumptions. The market impact on amortization of DAC was an expense of $15 million in 2011 compared to a benefit of $31 million in the prior year as a result of flat equity markets in 2011, compared to improving equity markets in 2010.”

6.              Please tell us what consideration you gave to providing rollforwards for Assets under Administration in a similar manner to your rollforwards of Assets under Management.

Company Response:

We do not believe that flow information and market appreciation/(depreciation) on the Assets under Administration (“AUA”) is meaningful information. AUA consists of client assets held in brokerage accounts with us as well as investments in non-affiliated funds held in the separate accounts of our life insurance subsidiaries. We do not earn management fees on such AUA. The fees we earn are transactional in nature and are recognized when the client sells assets in their brokerage account or makes a change in their investment choices supporting their annuities. We also earn fees based on a contractual percentage of the assets under administration for providing certain shareholder services, such as providing a single statement for clients whereby all their fund balances are included on one statement.

7.              Please separately present each significant component in your rollforwards of Assets under Management, including redemptions and distributions. In this regard, it appears that redemptions are currently included in your net flows column and distributions are included in your market appreciation/(depreciation) and other column. Please also describe any remaining components included in the net flows column as well as in the other portion of the market appreciation/(depreciation) column. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

In future filings, we will separately present each significant component in our rollforwards of Asset Management segment AUM as shown below. The components within retail funds net flows include net new flows and reinvested dividends. Institutional and alternative net flows include client inflows net of client outflows. Distributions include dividends on retail funds that are not reinvested and are excluded from net flows. The other portion of market appreciation/(depreciation) includes acquisitions and other non-recurring items. In future filings, we will include acquisitions as a separate component within our AUM rollforwards and continue to footnote significant other non-recurring items. The following rollfowards will be updated as appropriate and included in our 2012 10-K:

	Years Ended December 31,
	2011	2010
	(in billions)
Columbia Managed Assets Rollforward
Retail Funds
Beginning assets	$218.5	$76.9
Mutual fund inflows	39.2	25.8
Mutual fund outflows	(48.6)	(35.4)
Net VP/VIT fund flows	1.6	1.5
Net new flows	(7.8)	(8.1)
Reinvested dividends	4.7	2.9
Net flows	(3.1)	(5.2)
Distributions	(6.2)	(3.9)
Acquisitions	—	118.1
Market appreciation (depreciation) and other (1)	(4.4)	32.6
Total ending assets	204.8	218.5

Institutional (2)
Beginning assets	89.4	24.2
Net flows	(11.8)	(8.3)
Acquisitions	—	68.4
Market appreciation (depreciation) and other (3)	(4.3)	5.1
Total ending assets	73.3	89.4

Alternative
Beginning assets	10.0	9.9
Net flows	(1.8)	—
Market appreciation (depreciation) and other	(0.1)	0.1
Total ending assets	8.1	10.0

Affiliated General Account Assets (2)	40.0	37.8

Other and Eliminations	(0.1)	(0.2)

Total Columbia managed assets	$326.1	$355.5

Total Columbia net flows (2)	$(16.7)	$(13.5)

(1) Included in Market appreciation (depreciation) and other for Retail funds in the second quarter of 2010 is $13.1 billion of Portfolio Navigator related assets sub-advised by others.

(2) In the first quarter of 2012, the Institutional asset rollforward was revised to exclude affiliated general account assets. All prior periods have been restated.

(3) Included in Market appreciation (depreciation) and other for Institutional funds in the third quarter of 2010 and the fourth quarter of 2011 are ($126) million and ($4.7) billion, respectively, due to the transfer of assets from Separately Managed Accounts (SMAs) to Unified Managed Accounts (UMAs).

	Years Ended December 31,
	2011	2010
	(in billions)
Threadneedle Managed Assets Rollforward
Retail Funds
Beginning assets	$33.4	$29.1
Mutual fund inflows	17.1	13.6
Mutual fund outflows	(16.5)	(11.8)
Net new flows	0.6	1.8
Reinvested dividends	0.2	0.1
Net flows	0.8	1.9
Distributions	(0.6)	(0.4)
Market appreciation (depreciation)	(2.4)	3.4
Foreign currency translation	(0.2)	(1.1)
Other	0.8	0.5
Total ending assets	31.8	33.4

Institutional
Beginning assets	70.9	66.8
Net flows	10.0	(2.2)
Market appreciation (depreciation)	(1.8)	6.7
Foreign currency translation	(0.4)	(2.4)
Other	1.9	2.0
Total ending assets	80.6	70.9

Alternative
Beginning assets	1.3	1.9
Net flows	(0.2)	(0.2)
Market depreciation	(0.1)	(0.4)
Foreign currency translation	—	—
Other	0.2	—
Total ending assets	1.2	1.3

Total Threadneedle managed assets	$113.6	$105.6

Total Threadneedle net flows	$10.6	$(0.5)

8.              Please provide a reasonably detailed discussion accompanying each of your rollforwards of Assets under Management to help readers understand the impact that such performance/activity had on your results of operations and cash flows. Your discussion should include a comprehensive analysis of each of the significant components in your rollforward for each period presented, including market appreciation/(depreciation) and redemptions. In this regard, we note that during your earnings call on February 2, 2012 you discussed specific changes in your assets under management, including actual or anticipated redemptions. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

Asset Management AUM

The discussion below is based on the revised Columbia and Threadneedle AUM rollforwards included in our response to comment 7 in this letter, as well as the summary tables below, which we will include in our 2012 10-K. Future filings will follow this format.

The following table presents ending balances and average managed assets for the Asset Management segment:

	December 31,				Average
	2011	2010	Change		2011	2010	Change
	(in billions)				(in billions)
Columbia managed assets	$326.1	$355.5	$(29.4)	(8)%	$346.3	$266.3	$80.0	30%
Threadneedle managed assets	113.6	105.6	8.0	8	106.6	98.4	8.2	8
Less: Sub-advised eliminations	(4.2)	(4.3)	0.1	2	(4.5)	(3.9)	(0.6)	(15)
Total managed assets	$435.5	$456.8	$(21.3)	(5)%	$448.4	$360.8	$87.6	24%

The following table presents net flows for the Asset Management segment:

	December 31,
	2011	2010	Change
	(in billions)
Columbia managed asset net flows	$(16.7)	$(13.5)	$(3.2)	(24)%
Threadneedle managed asset net flows	10.6	(0.5)	11.1	NM
Less: Sub-advised eliminations	(0.8)	(0.1)	(0.7)	NM
Total managed asset net flows	$(6.9)	$(14.1)	$7.2	51%

In our 2012 10-K, we will revise the narrative, and update as appropriate, as follows:

“Total segment AUM declined $21.3 billion, or 5%, from a year ago to $435.5 billion as of December 31, 2011, driven by a decrease in Columbia managed assets, partially offset by an increase in Threadneedle managed assets. Columbia managed assets declined $29.4 billion, or 8%, from a year ago to $326.1 billion as of December 31, 2011, due to a decrease in both retail funds and institutional funds. The decline in Columbia retail funds reflects net outflows and distributions, as well as market depreciation. Retail assets remained a significant challenge for the industry. We remain in net outflows in retail funds at Columbia partially because of weakness in sub-advised accounts as well as outflows from a few specific funds. The decline in Columbia institutional managed assets reflects net outflows and a $4.7 billion decrease due to a former parent related program sponsor that shifted assets from a traditional separately managed account platform to a model-delivery only unified managed account platform that utilizes Columbia models. While the assets were an outflow, the movement in assets was neutral to earnings. Total Columbia net outflows of $16.7 billion in 2011 included $9.0 billion of outflows of low basis point, former parent company assets. We expect former parent outflows to continue including approximately $4 billion in the first quarter of 2012 and an additional $3 billion of these low-margin assets as 2012 progresses. We also expect approximately $1.8 billion in outflows from the New York 529 plan in the second quarter of 2012.  Threadneedle managed assets increased $8.0 billion, or 8%, from a year ago to $113.6 billion as of December 31, 2011 due to net inflows in institutional managed assets, partially offset by market depreciation. Threadneedle institutional net inflows of $10.0 billion in 2011 reflected approximately $14 billion from a strategic relationship with Liverpool Victoria to manage its insurance and pension fund portfolio.

Average AUM increased $87.6 billion, or 24%, in 2011 compared to 2010 primarily due to the Columbia Management Acquisition, as well as market appreciation, partially offset by net outflows. The average S&P 500 Index increased 11% in 2011 compared to 2010.”

Advice & Wealth Management AUM

The vast majority of our Advice & Wealth Management AUM consists of wrap account assets. Our asset-based fees are based on average wrap account assets, which we will include in future filings, as discussed in our response to comment 4 in this letter. Our wrap account assets are driven by net flows and market performance, which we provide in our rollforward. In our 2012 10-K, we will include the following discussion, to be updated as appropriate, with our rollforward of wrap account assets:

	2011	2010
	(in billions)
Beginning balance	$97.5	$81.3
Net flows	7.3	7.6
Market appreciation (depreciation) and other	(1.4)	8.6
Ending balance	$103.4	$97.5
Average balance	$101.4	$87.8

“Wrap account assets increased $5.9 billion, or 6%, to $103.4 billion at December 31, 2011 compared to the prior year due to net inflows. The ending S&P 500 Index was flat in 2011 compared to 2010. Average wrap account assets increased $13.6 billion, or 15%, in 2011 compared to 2010 driven by net inflows and market appreciation. The average S&P 500 Index increased 11% in 2011 compared to 2010. Wrap account assets increased $16.2 billion, or 20%, to $97.5 billion at December 31, 2010 compared to December 31, 2009 due to net inflows and market appreciation. The ending S&P 500 Index increased 13% in 2010 compared to 2009. Average wrap account assets increased $18.5 billion, or 27%, in 2010 compared to 2009 driven by net inflows and market appreciation. The average S&P 500 Index increased 20% in 2010 compared to 2009.”

9.              Approximately 44% of your total revenues for the year ended December 31, 2011 were for management and financial advice fees, which include performance-based fees. Given the different nature of performance-based fees, please tell us what consideration you gave to separately disclosing the amounts and discussing these amounts.

Company Response:

Management and financial advice fees on an overall basis increased 20% for the year ended December 31, 2011.  Performance based fees, on the other hand, decreased year over year due to a reduction in hedge fund performance fees. This decrease in performance based fees partially offset the overall increase in management and financial advice fees by 2%, which management considered insignificant to the overall change in management and financial advice fees. In future filings, we will include discussion regarding the amounts and nature of our performance based fees if necessary to understand the results of operations.

Liquidity and Capital Resources, page 86

Cash Flows

Operating Activities, page 89

10.       Please expand your discussion to address the underlying causes for changes in the components of cash flows from operating activities from period to period. For example, operating cash increased $738 million in 2011 due to an increase in net cash collateral held related to derivative instruments. It is not clear what underlying reasons caused this increase. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

Derivative instruments enable us to manage our exposure to various market risks. Our freestanding derivative instruments are recorded at fair value and are reflected in Other assets and Other liabilities. To mitigate counterparty risk, we require the use of master netting arrangements and cash collateral whenever practicable. At December 31, 2011 and 2010, we held $802 million and $98 million, respectively, in Cash and cash equivalents as collateral. The cash collateral held is disclosed in the Credit Risk section of Note 15. “Derivatives and Hedging Activities” in our 2011 10-K. The value of the derivative instruments are derived from multiple variables, including equity and interest rate indices. As the fair value of the derivative assets fluctuate, the amount of cash collateral held fluctuates. The increase in cash collateral held of $704 million is the major component of the amount of Derivatives collateral, net provided by operating activities. We expanded our discussion in the Liquidity and Capital Resources — Cash Flows — Operating Activities section in our March 31, 2012 10-Q to explain that the decrease in net cash collateral held was due to the change in market value of our net over-the-counter derivatives after master netting arrangements. Future filings will include similar language to explain the underlying reasons for the change in cash collateral held.

Financial Statements

Consolidated Statements of Operations, page 100 and Consolidated Balance Sheets, page 101

11.       Your presentation of net investment income before impairment losses on securities, total assets before consolidated investment entities, and total liabilities before consolidated investment entities appear to constitute non-GAAP financial measures. We remind you that Item 10(e)(1)(ii)(c) of Regulation S-K states that you should not present non-GAAP financial measures on the face of your financial statements. Please revise as necessary. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

We have changed the layout of our Consolidated Balance Sheets and Consolidated Statements of Operations. We have removed the subtotals for the consolidated investment entities’ assets and liabilities on the Consolidated Balance Sheets and no longer have a line called “Total assets before consolidated investment entities” and “Total liabilities before consolidated investment entities”. We have changed the presentation of the Supplemental Disclosures on the face of the Consolidated Statements of Operations to exclude the line called “Net investment income before impairment losses on securities”. We refer you to the Consolidated Statements of Operations and the Consolidated Balance Sheets in our March 31, 2012 10-Q. Future filings will follow this format.

Consolidated Statements of Cash Flows, page 102

12.       In your determination of cash flows from investing and financing activities, there appear to be headings to show those cash flows specifically attributable to available-for-sale securities, investment certificates and banking time deposits, and policyholder and contractholder account values. Please revise your presentation to better clarify which line items are related to these headings. For example, it may be helpful to indent those line items under the available-for-sale securities heading which relate to this heading.

Company Response:

In our quarterly Edgar filings and in the related XBRL exhibits, the lines underneath the captions “Available-for-sale securities”, “Investment certificates and banking time deposits”, and “Policyholder and contractholder account values” have been indented. It was only in the 2011 10-K where all the lines were left justified. We will ensure in future 10-Ks that the appropriate lines are indented. We refer you to the Consolidated Statements of Cash Flows in our March 31, 2012 10-Q. Future Form 10-K filings will follow this format.

13.       We note that net investment income includes changes in the fair value of trading securities,  certain derivatives and certain assets and liabilities of consolidated investments entities, and the pro rata share of net income or loss on equity method investments. For each period presented, please quantify the amount of each component, including the unrealized gains and losses related to your trading securities and the assets and liabilities of the consolidated investment entities. Please address why items, including any unrealized gains and losses related to your trading securities and net income or loss on equity method investments are not reflected as an adjustment to reconcile net income to net cash provided by (used in)  operating activities.

Company Response:

The following table presents the total change in the above mentioned items which are reflected in cash provided by (used in) operating activities:

		Years Ended December 31,
	Cash Flow Statement Line	2011	2010	2009
		(in millions)
Trading securities	Other investments, net	$12	$(6)	$248
Equity method investments	Other investments, net	37	13	26
Derivatives	Other, net	4	7	16
Total		$53	$14	$290
Consolidated investment entities	Changes in operating assets and liabilities of consolidated investment entities, net	$(188)	$148	$(453)

The following table presents the unrealized (gains) losses of these components:

	Years Ended December 31,
	2011	2010	2009
	(in millions)
Net unrealized (gains) losses in net investment income:
Trading securities	$1	$(12)	$(79)
Equity method investments	42	(4)	(4)
Derivatives	10	5	6
Total	$53	$(11)	$(77)

Consolidated investment entities	$49	$(169)	$(5)

In future filings we will report the total net unrealized gains/losses on our trading securities and equity method investments as an adjustment to reconcile net income to net cash provided by (used in) operating activities. The net unrealized gains/losses on our derivatives recorded in net investment income are not significant to our total operating cash flows and as such we will continue to report this change as part of the change in “Other, net”. We refer you to our response to comment 14 in this letter for our proposed future treatment of the operating cash flow activity of our consolidated investment entities.

14.       Please provide us with the separate components of the changes in operating assets and liabilities of consolidated investment entities, net and tell us what consideration you gave to disclosing these components on a gross basis.

Company Response:

The changes in operating assets and liabilities of consolidated investment entities (“CIEs”), net includes changes in cash of CIEs, changes in other assets of CIEs (primarily changes in investment properties of CIEs), and changes in receivables, other liabilities, and accounts payable and accrued expenses of CIEs. We manage partnerships whose primary purpose is to invest in real estate properties (“Property Funds”), which we believe qualify as investment companies under industry-specific accounting guidance set forth by ASC 946 Financial Services — Investment Companies. Based on guidance in the AICPA Audit and Accounting Guide — Investment Companies — Chapter 7.145, we present the purchases and sales of real estate investments by the Property Funds within cash flows from operating activities. The changes are reflected net as we utilize the indirect method to prepare our statement of cash flows. The gross changes in receivables, other liabilities and accounts payable and accrued expenses of CIEs are not significant. In future filings, we will separately present the changes in cash held by CIEs, changes in investment properties of CIEs and changes in other operating assets and liabilities of CIEs, net. We will also reflect the losses (gains) of CIEs as an adjustment to reconcile net income to net cash provided by operating activities. The changes to our presentation do not change net cash flows provided by operating activities. The following table provides the revised presentation of cash flows provided by operating activities for 2011 and 2010, which will be updated as appropriate and included in our 2012 10-K:

	Years Ended December 31,
	2011	2010
	(in millions)
Cash Flows from Operating Activities
Net income	$970	$1,260
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion, net	110	110
Deferred income tax expense	61	513
Share-based compensation	145	158
Net realized investment gains	(34)	(60)
Other-than-temporary impairments and provision for loan losses	43	47
Net loss (gain) of consolidated investment entities	115	(106)
Changes in operating assets and liabilities:
Restricted and segregated cash and investments	(11)	(186)
Deferred acquisition costs	126	(398)
Other investments, net	48	2
Future policy benefits and claims, net	(28)	383
Receivables	(260)	(441)
Brokerage deposits	225	222
Accounts payable and accrued expenses	(80)	195
Derivatives collateral, net	738	111
Cash held by consolidated investment entities	2	166
Investment properties of consolidated investment entities	(218)	(21)
Other operating assets and liabilities of consoldiated investment entities, net	19	(54)
Other, net	207	(54)
Net cash provided by operating activities	2,178	1,847

Consolidated Statements of Equity, page 103

15.       Please separately present the amount of comprehensive income attributable to Ameriprise Financial, Inc. and noncontrolling interests for each period presented. Refer to ASC 810-10-50-1(a). Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

We refer you to the Consolidated Statements of Equity in our March 31, 2012 10-Q. We added a new column called “Total Ameriprise Financial, Inc. Shareholders’ Equity” and put subtotals underneath the last component of comprehensive income to arrive at “Total comprehensive income (loss)”. Future filings will follow this same format.

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies

Future Policy Benefits and Claims, page 111

16.       You disclose how you account for revenue from premiums on page 114. Please also disclose how you account for expenses and corresponding profit related to these premiums. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

Significant expenses associated with premium revenue include incurred policy benefits and claims, changes in estimates of future policy benefits and claims and changes in the fair value of applicable embedded derivatives. Additionally, the amortization of deferred acquisition costs impacts the corresponding profits related to these premiums.

We refer you to Note 2. “Summary of Significant Accounting Policies” in our 2011 10-K in which we disclose our accounting policies for the following related expenses:

•                  Page 109 Deferred Acquisition Costs - discloses the policy for amortizing deferred acquisition costs;

•                  Page 110 Deferred Sales Inducement Costs - discloses the policy for amortizing deferred sales inducement costs;

•                  Page 111 Future Policy Benefits and Claims - discloses the policy for recording expenses associated with changes in the fair values of embedded derivatives and life contingent benefits; and

•                  Page 112 discloses the policy for recording expenses associated with changes in auto and home reserves.

In our 2012 10-K, we will disclose within the “Future Policy Benefits and Claims” portion of Note 2, the following enhancement:

“Benefits, claims, losses and settlement expenses are expensed as incurred. Changes in the liabilities held for future policy benefits and claims are reflected in earnings in the period adjustments are made.”

Note 13.  Debt, page 133

17.       Please disclose whether you are required to comply with any covenants in your debt agreements and correspondingly whether you were in compliance with your debt covenants. Please also disclose the specific terms of these debt covenants as well as any other covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

We refer you to Note 9. “Debt” in the Consolidated Financial Statements in our March 31, 2012 10-Q. We have added a paragraph acknowledging the existence of various debt covenants and stated we are in compliance with such covenants at both March 31, 2012 and December 31, 2011. Future filings will include similar language. We do not expect to be in noncompliance with our debt covenants and we greatly exceed the thresholds and ratios required. Accordingly, we do not think the specific terms of the covenants and the calculations are material to investors.

Note 14.  Fair Values of Assets and Liabilities, page 134

18.       The table on page 137 shows assets and liabilities measured at fair value on a recurring basis. The table on page 140 shows the carrying and fair values of financial instruments that are not reported at fair value. Please help us understand why the sum of certain amounts on pages 137 and 140 do not equal the amounts reported on your consolidated balance sheets. For example, future policy benefits and claims of $1.59 billion on page 137 and $15.1 billion on page 140 do not equal the amount reported on your consolidated balance sheets of $31.7 billion at December 31, 2011.

Company Response:

Not all assets and liabilities are required to be recorded at fair value on a recurring basis or are considered financial instruments for which the carrying value and fair value are disclosed in the table on page 140. The future policy benefits and claims amounts on pages 137 and 140 of our 2011 10-K do not equal the amounts on the Consolidated Balance Sheets due to a scope exception outlined in ASC 825-10-50-8 that excludes insurance contracts. Examples of other scope exclusions include investments accounted for under the equity method. Other examples where the amounts on pages 137 and 140 do not equal the amounts reported on our Consolidated Balance Sheets include Receivables, Other assets and Other liabilities. Receivables total $5.6 billion on our Consolidated Balance Sheet as of December 31, 2011 of which $2.4 billion are reflected as financial instruments and included in the table on page 140. The difference is primarily attributable to receivables that are not considered financial instruments such as reinsurance recoverables of $2.0 billion, trade receivables of $0.9 billion and interest receivable of $0.4 billion. Other assets total $7.5 billion on our Consolidated Balance Sheet as of December 31, 2011 of which $3.3 billion are measured at fair value on a recurring basis. These assets consist of various derivative contracts that are in an asset position. The difference of $4.2 billion is primarily attributable to assets that are not considered financial instruments including goodwill and other intangible assets of $2.1 billion, deferred sales inducement costs of $0.5 billion, fixed assets of $0.8 billion, income taxes receivable, prepaid expenses and other assets of $0.8 billion. Other liabilities total $5.4 billion on our Consolidated Balance Sheet as of December 31, 2011 of which $2.3 billion are measured at fair value on a recurring basis. These liabilities consist of various derivative contracts that are in a liability position. The difference of $3.1 billion is primarily attributable to liabilities that are not considered financial instruments including cash collateral held of $0.8 billion, securities purchased but not settled of $0.5 billion, deferred taxes payable of $0.4 billion, unearned insurance premium and deferred income of $0.4 billion, accrued employee benefits of $0.2 billion and other liabilities of $0.8 billion.

Note 18.  Earnings Per Share Attributable to Ameriprise Financial, Inc. Common Shareholders,

19.       Please disclose any securities which could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. Refer to ASC 280-10-50-1(c).

Company Response:

The amount of stock options that are antidilutive have not been disclosed due to immateriality. We will disclose in future filings the amount of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Note 22.  Commitments, Guarantees and Contingencies, page 159

Guarantees, page 159

20.       As circumstances warranted from time to time, you injected capital into one or more of the money market funds advised by your Columbia Management Investment Advisers, LLC subsidiary. You also disclose on page 25 that you may choose to contribute capital to money market funds without consideration if your money market funds experience a decline in market value. Please disclose the amounts of capital provided or management fees waived during each period presented. Please show us in your supplemental response what the revisions will look like in future filings.

Company Response:

In 2009 and 2010, due to realized and unrealized losses on certain holdings in the Columbia Money Market Funds (the “Funds”) owing to conditions then prevailing in the credit markets and the isolated defaults of unaffiliated structured investment vehicles, we made aggregate capital support payments to the Funds of $14.6 million and $9.1 million, respectively. These payments reimbursed the Funds for prior year losses on securities and provided support to the Funds’ $1.00 net asset value per share. These payments were voluntary, and we are not contractually obligated to provide payments for any future realized or unrealized losses that may occur.

While the Staff’s comment seeks information about fee waivers in this context, the disclosures on page 159 and the reference in our Risk Factors on page 25 do not contemplate fee waivers to the Funds.  We do not believe that disclosure of fee waivers in this context is appropriate since a fee waiver serves a purpose that we view to be different from that of a capital support payment.  Whereas we have made voluntary contributions of cash or purchased portfolio securities to increase the net asset value of the Funds’ portfolios in exceptional situations, fee waivers have been used merely to reduce the expenses charged to a Fund in a given period for the purpose of maintaining or improving the Fund’s net yield in that period.  For the Staff’s information, we voluntarily waived fees of $14.1 million, $14.5 million and $11.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. We view these amounts as immaterial.

We did not make any capital injections into the Funds in 2011. We will disclose in future filings any material amounts of capital injections made to the Funds. Assuming there are no capital injections into the Funds in 2012, and because these injections are not guarantees, the Guarantees section of Note 22 will be revised and the language that is presently there will be removed.

Contingencies, page 160

21.       For matters where you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Company Response:

To ensure we maintain disclosures in accordance with Accounting Standards Codification 450 “Contingencies”, members of our internal counsel and finance teams meet several times quarterly to discuss open litigation and regulatory matters. This includes evaluating at that time the merits of each matter, such as the amount claimed, if any, relative to actual losses incurred, factual basis for the claims presented, company or industry experiences or outcomes in similar matters, specific communications held with plaintiffs’ counsel that may indicate the direction of any outcome, and other information. We record reserves based on those discussions and underlying case specifics, to the extent the losses are both probable and reasonably estimable. Once we establish an accrued liability with respect to a loss contingency, we continue to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

Our internal evaluation also includes discussing the range of possible loss on key matters, as there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, we do not establish an accrued liability, but continue to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable.

In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. We cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss can be reasonably estimated for any proceeding.

In the Gallus matter, we could not reasonably estimate the range of loss at the close of the fourth quarter of 2011, given the procedural status of the case, the potential effect of prior and parallel rulings in related cases, the plaintiffs’ failure to provide any evidence-based damages analyses, and the indeterminate number of claims involved. The Gallus case is now closed, as the Court of Appeals for the Eighth Circuit affirmed summary judgment in our favor, and no appeal was taken.

In the governmental inquiry received by our J. & W. Seligman & Co. Incorporated subsidiary, we cannot reasonably estimate the range of loss, if any, that may result from this matter given the procedural status of the matter, the difficulty in predicting the direction of the government’s inquiry, and the government’s indication that neither we nor any of our affiliated entities is a target of its investigation.

In the matter entitled Roger Krueger, et al. vs. Ameriprise Financial, et al, we cannot reasonably estimate the range of loss, if any, that may result from the matter due to the early procedural status of the case, the pending motion to dismiss, the absence of class certification, the lack of a formal demand on us by the plaintiffs, and plaintiffs’ failure to allege any specified, evidence-based damage analyses.

We refer you to Note 13. “Guarantees and Contingencies” in our March 31, 2012 10-Q. We have added two paragraphs explaining the methodology discussed above as well as disclosed the reasons why a range of loss could not be estimated for each case.

Item 15. Exhibits and Financial Statement Schedules, page 170

22.       Please tell us what consideration you gave to including financial statement schedules which provide the information required by Rules 12-16 through 18 of Regulation S-X.

Company Response:

We prepare our financial statements in accordance with Regulation S-X Article 5 — Commercial and Industrial Companies. The schedules required by Rules 12-16 through 18 of Regulation S-X apply to insurance companies who prepare their financial statements in accordance with Regulation S-X Article 7 — Insurance Companies, with the exception of the schedule required by Rule 12-18 which also applies to companies who prepare their financial statements in accordance with Article 5. The schedule required by Rule 12 — 18 — “Supplemental information concerning property-casualty insurance operations” can be omitted if reserves for unpaid property/casualty claims and claims adjustment expenses for the registrant and its consolidated subsidiaries, its unconsolidated subsidiaries and its 50%-or-less-owned equity basis investees did not, in the aggregate, exceed one-half of common stockholders’ equity of the registrant and its consolidated subsidiaries as of the beginning of the fiscal year.

One-half of our common stockholders’ equity as of January 1, 2011 was $5.4 billion. The property casualty reserves for unpaid property/casualty claims and claims adjustment expenses did not exceed this threshold and therefore the schedule was omitted.

Definitive Proxy Statement on Schedule 14A filed March 9, 2012

Summary Compensation Table, page 52

23.       We note your disclosure in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, which reports the amounts earned by the named executive officers for 2011 performance. We would expect to see corresponding disclosure under Item 402(d)(2)(iii) of Regulation S-K in your preceding years’ proxy statements that sets forth the estimated amounts that a named executive officer may earn pursuant to the operation of the non-equity incentive plan; however, we have reviewed your proxy statements for the years 2008-2011 and we are not able to locate any disclosure that would correspond to amounts being reported in your 2011 presentation. Please advise. If you do not believe the amounts reported represent non-equity incentive plan compensation as that term is defined in Item 402(a)(6)(iii), please explain.

Company Response:

The dollar amounts reported for the named executive officers in the Summary Compensation Table on page 52 of our 2012 annual meeting proxy statement in the column captioned “Non-Equity Incentive Plan Compensation” are described in Table footnote (2), which we replicate here for your convenience:

“This column represents the non-equity incentive plan compensation earned by the named executive officers.

•                  For 2011, this number is the cash incentive award that was earned for 2011 performance.

•                  For 2010, this number is the cash incentive award earned for 2010 performance.

•                  For 2009, there are two numbers listed.

•                  The top number is the cash incentive award that was earned for that year’s performance.

•                  The bottom number is the amount paid to the named executive officer for awards earned under the discontinued Long-Term Performance Plan.”

Our Response to your Comment will address each year’s figures in that column in reverse chronological order.

With respect to the cash incentive award that was earned for 2011 performance:

The methodology used by the Compensation and Benefits Committee of our Board of Directors to determine the fiscal year 2011 total direct compensation, including the cash incentive award for 2011 performance, of the named executive officers is explained in the Compensation Discussion and Analysis of our 2012 proxy statement beginning on page 37.

This cash incentive award was for performance solely for the 2011 fiscal year and a named executive officer did not receive a target award for 2011. Moreover, this methodology for a single-fiscal-year cash incentive award is not structured along the concept of threshold, target, and maximum payouts.

Therefore, the amount of the 2011 cash incentive award paid in 2012 was not disclosed in the Grants of Plan-Based Awards table in any prior year’s proxy statement.

With respect to the cash incentive award that was earned for 2010 performance:

The methodology used by the Compensation and Benefits Committee of our Board of Directors to determine the fiscal year 2010 total direct compensation, including the cash incentive award for 2010 performance, of the named executive officers is explained in the Compensation Discussion and Analysis of our 2011 proxy statement beginning on page 41.

Similar to the fiscal year 2011 cash incentive program as described above and in our 2012 proxy statement, the 2010 cash incentive award was for performance solely for the 2010 fiscal year and a named executive officer did not receive a target award for 2010.

Moreover (and similar to the 2011 program methodology), the 2010 methodology for a single-fiscal-year cash incentive was not structured along the concept of threshold, target, and maximum payouts.

Therefore, the amount of the 2010 cash incentive award was not disclosed in the Grants of Plan-Based Awards table in any prior year’s proxy statement.

With respect to the cash incentive award that was earned for 2009 performance (top of two numbers shown for 2009):

The methodology used by the Compensation and Benefits Committee of our Board of Directors to determine the fiscal year 2009 total direct compensation, including the cash incentive award for 2009 performance, of the named executive officers is explained in the Compensation Discussion and Analysis of our 2010 proxy statement beginning on page 49.

Similar to the fiscal year 2011 cash incentive program as described above and in our 2012 proxy statement, the 2009 cash incentive award was for performance solely for the 2009 fiscal year and a named executive officer did not receive a target award for 2009.

Moreover (and similar to the 2011 program methodology), the 2009 methodology for a single-fiscal-year cash incentive was not structured along the concept of threshold, target, and maximum payouts.

Therefore, the amount of the 2009 cash incentive award was not disclosed in the Grants of Plan-Based Awards table in any prior year’s proxy statement.

With respect to the cash payment that was made following the 2009 fiscal year for awards earned under the discontinued Long-Term Performance Plan (bottom of two numbers shown for 2009):

In our 2008 proxy statement, the Grants Of Plan-Based Awards table on page 48 shows the final awards made under the Long-Term Performance Plan on January 30, 2007, including the estimated future payments at threshold, target, and maximum. As the footnotes to that 2008 proxy table indicate, these awards were subject to being earned and vested over a three-year performance period, concluding upon completion of the 2009 fiscal year.

You will see that the “Target” amounts shown in that 2008 proxy statement table correspond exactly to the amount shown as earned by the corresponding named executive officers in the bottom row for 2009 in the “Non-Equity Incentive Plan Compensation” column of the 2012 proxy’s Summary Compensation Table.

*                                         *                                         *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in their filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-678-4769.

Very truly yours,

/s/ David K. Stewart
David K. Stewart
Senior Vice President and Controller

cc:                                James M. Cracchiolo, Chairman and Chief Executive Officer

Walter S. Berman, Executive Vice President and Chief Financial Officer

Nudrat Salik

Division of Corporation Finance

Securities and Exchange Commission